Exhibit 99.1

Dear Members,

Invitation to attend the Annual General Meeting on July 19, 2018

You are cordially invited to attend the Seventy Second Annual General Meeting of the Company to be held on Thursday, July 19, 2018 at 4.00 P M at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opposite Tower 8, No. 72, Keonics, Electronics City, Hosur Road, Bengaluru – 561 229, India.

The notice convening the Annual General Meeting is attached herewith.

Your Company will be providing transport facility at 2.00 pm from the specified destinations given below to reach the venue comfortably.

1.	Corporation Circle Bus Stop, Towards Kasturba Road, Bengaluru.

2.	Dr. Rajkumar Road at the entrance of RaghavendraTemple, Rajaji Nagar, Bengaluru.

3.	Near Big Bazar, Malleswaram Circle, Bengaluru.

4.	BDA Complex, Koramangala Main Road, Bengaluru.

5.	Jayanagar 4th Block police station, Bengaluru (buses will be parked facing towards outer ring road)

Those who wish to avail this facility are requested to get confirmation to this effect at the following numbers: 080-28440011 (Extn: 226128, Extn: 228053, Extn: 226175) (Contact: Corporate Secretarial Team)

You may also send your request by email to sowrabh.rao1@wipro.com, vivek.karda1@wipro.com or deepali.arunkumar@wipro.com. Your requests must reach us latest by July 16, 2018.

Yours truly,

Azim H Premji

Executive Chairman

Wipro Limited

Place: Bengaluru

Date: June 8, 2018

ROUTE MAP TO THE VENUE

WIPRO LIMITED. Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, Telephone: +91-80-28440011, Fax No.+91-80-28440054, Website: www.wipro.com, Email: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800

NOTICE TO MEMBERS

Notice is hereby given that the Seventy Second Annual General Meeting of Wipro Limited will be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronic City, Hosur Road, Bengaluru - 561 229, on Thursday, July 19, 2018 at 4.00 pm to transact the following businesses:

ORDINARY BUSINESS

1.	To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2018, together with the Reports of the Directors and Auditors thereon.

2.	To confirm the payment of Interim Dividend of ₹1 per equity share already paid during the year as the Final Dividend for the financial year 2017-18.

3.	To consider appointment of a Director in place of Mr. Rishad A Premji (DIN: 02983899) who retires by rotation and being eligible, offers himself for re-appointment.

SPECIAL BUSINESS

4.	Re-appointment of Ms. Ireena Vittal (DIN: 05195656) as an Independent Director of the Company

To consider and if thought fit, to pass with or without modification(s) the following resolution as a Special Resolution:

“RESOLVED THAT that pursuant to the provisions of Sections 149, 150, 152 read with Schedule IV and any other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors), Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force), Ms. Ireena Vittal (DIN: 05195656), Independent Director of the Company, whose period of office is liable to expire on September 30, 2018, and who has submitted a declaration that she meets the criteria of independence under Section 149(6) of the Companies Act, 2013 and who is eligible for re-appointment for a second term under the provisions of the Companies Act, 2013 and rules made thereunder and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in respect of whom the Company has received a notice in writing from a member proposing her candidature for the office of Director pursuant to Section 160 of the Companies Act, 2013, be and is hereby re-appointed as an Independent Director of the Company with effect from October 1, 2018 to September 30, 2023 and the term shall not be subject to retirement by rotation.”

By Order of the Board of Directors

For Wipro Limited

Date: June 8, 2018	M Sanaulla Khan
Place: Bengaluru	Company Secretary

Notes

1.

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF, AND THAT A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE

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COMPANY NOT LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING. A PERSON CAN ACT AS A PROXY ON BEHALF OF MEMBERS NOT EXCEEDING FIFTY AND HOLDING IN AGGREGATE NOT MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY. A MEMBER HOLDING MORE THAN TEN PERCENT OF THE TOTAL SHARE CAPITAL OF THE COMPANY CARRYING VOTING RIGHTS MAY APPOINT A SINGLE PERSON AS PROXY, PROVIDED THAT THE PERSON DOES NOT ACT AS PROXY FOR ANY OTHER MEMBER.

2.	Corporate members intending to send their authorized representatives to attend the meeting are requested to send to the Company a certified copy of the Board resolution authorizing their representative to attend and vote on their behalf at the meeting.

3.	Only bonafide members of the Company whose names appear on the Register of Members/Proxy holders, in possession of valid attendance slips duly filled and signed will be permitted to attend the meeting. The Company reserves its right to take all steps as may be deemed necessary to restrict non-members from attending the meeting.

4.	In order to enable us to register your attendance at the venue of the Annual General Meeting, we request you to bring your folio number/demat account number/DP ID-Client ID to enable us to give you a duly filled attendance slip for your signature and participation at the meeting.

5.	In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.

6.	The Register of Members and Share Transfer books will remain closed from Tuesday, July 17, 2018 to Thursday, July 19, 2018 (both days inclusive).

7.	Members who hold shares in the dematerialized form and want to provide/change/correct the bank account details should send the same immediately to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participants. The Company will not entertain any direct request from such members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. While making payment of Dividend, the Registrar and Share Transfer Agent is obliged to use only the data provided by the Depositories, in case of such demat shares.

8.	Members holding shares in physical form are advised to submit particulars of their bank account, viz. name and address of the branch of the bank, MICR code of the branch, type of account and account number to our Registrar and Share Transfer Agent, Karvy Computershare Private Limited, Karvy Selenium Tower B, 31-32, Unit: Wipro Limited, Financial District, Nanakramguda, Gachibowli, Hyderabad - 500 032.

9.	Members who are holding shares in physical form in identical order of names in more than one folio are requested to send to the Company or Company’s Registrar and Share Transfer Agent the details of such folios together with the share certificates for consolidating their holding in one folio. The share certificates will be returned to the members after making requisite changes, thereon. Members are requested to use the share transfer form SH-4 for this purpose.

10.	Non-resident Indian shareholders are requested to inform about the following immediately to the Company or its Registrar and Share Transfer Agent or the concerned Depository Participant, as the case may be, immediately of:-

a.	The change in the residential status on return to India for permanent settlement.

b.	The particulars of the NRE account with a Bank in India, if not furnished earlier.

11.	The certificate from the Statutory Auditors relating to the Company’s Stock Options/Restricted Stock Units Plans under SEBI (Share Based Employee Benefits) Regulations, 2014 will be available for inspection at the Annual General Meeting.

12.	Members who wish to claim Dividends, which remain unclaimed, are requested to either correspond

Wipro Limited	3

with the Corporate Secretarial Department at the Company’s registered office or the Company’s Registrar and Share Transfer Agent (Karvy Computershare Private Limited) for revalidation and encash them before the due date. The details of such unclaimed dividends are available on the Company’s website at www.wipro.com. Members are requested to note that the dividend remaining unclaimed for a continuous period of seven years from the date of transfer to the Company’s Unpaid Dividend Account shall be transferred to the Investor Education and Protection Fund (IEPF). In addition, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred by the Company to demat account of the IEPF Authority within a period of thirty days of such shares becoming due to be transferred to the IEPF.

In the event of transfer of shares and the unclaimed dividends to IEPF, members are entitled to claim the same from IEPF authority by submitting an online application in the prescribed Form IEPF- 5 available on the website www.iepf.gov.in and sending a physical copy of the same duly signed to the Company along with the requisite documents enumerated in Form IEPF-5. Members can file only one consolidated claim in a financial year as per the IEPF rules.

13.	Pursuant to the Rule 5(8) of Investor Education and Protection Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company has uploaded details of unpaid and unclaimed amounts lying with the Company as on July 19, 2017 (date of last Annual General Meeting) on its website at www.wipro.com/unpaid-dividend and also on the website of the Ministry of Corporate Affairs.

14.	Members holding shares in single name and in physical form are advised to make nomination in respect of their shareholding in the Company. The Nomination Form SH-13 prescribed by the Government can be obtained from the Registrar and Share Transfer Agent or the Secretarial Department of the Company at its Registered Office.

15.	With the aim of curbing fraud and manipulation risk in physical transfer of securities, SEBI has notified the SEBI (Listing Obligations and Disclosure Requirements) (Fourth Amendment) Regulations, 2018 on June 8, 2018 to permit transfer of listed securities only in the dematerialized form with a depository. In view of the above and the inherent benefits of holding shares in electronic form, we urge the shareholders holding shares in physical form to opt for dematerialization.

16.	The Registers under the Companies Act, 2013 will be available for inspection at the Registered Office of the Company during business hours between 11.00 am to 1.00 pm on all working days except on holidays. The said Registers will also be available for inspection by the members at the AGM.

17.	The notice of the Annual General Meeting along with the Annual Report 2017-18 is being sent by electronic mode to those members whose e-mail addresses are registered with the Company/ Depositories, unless any member has requested for a physical copy of the same. For members who have not registered their e-mail addresses, physical copies are being sent by the permitted mode. Members may please note that this notice and Annual Report 2017-18 will also be available on the Company’s website www.wipro.com.

Members who have not registered their e-mail address with the Company are requested to submit their valid e-mail address to Karvy Computershare Private Limited. Members holding shares in demat form are requested to register/update their e-mail address with their Depository Participant(s) directly.

18.	A statement pursuant to Section 102(1) of the Companies Act, 2013 relating to certain ordinary business and the special business to be transacted at the Annual General Meeting is annexed hereto. All documents referred to in the accompanying notice and the explanatory statement shall be open for inspection at the Registered Office of the Company during business hours except on holidays, up to and including the date of the Annual General Meeting.

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19.	At the 71st Annual General Meeting of the Company held on July 19, 2017, the members approved appointment of Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No. 117366W/W–100018) as Statutory Auditors of the Company to hold office for a period of five years from the conclusion of that Annual General Meeting till the conclusion of the 76th Annual General Meeting, subject to ratification of their appointment by members at every Annual General Meeting if so required by the Companies Act 2013. Vide notification dated May 7, 2018, the Ministry of Corporate Affairs has done away with the requirement of seeking ratification of members for appointment of auditors at every Annual General Meeting. Accordingly, no resolution is being proposed for ratification of appointment of statutory auditors at the 72nd Annual General Meeting.

20.	The Company has provided a facility to Members to exercise their right to vote by electronic means. A separate e-voting instructions slip has been sent explaining the process of e-voting with necessary user id and password along with procedure for such e-voting. Such remote e-voting facility is in addition to voting that may take place at the meeting venue on July 19, 2018.

21.	The Company has appointed Mr. V Sreedharan, Practising Company Secretary, to act as the Scrutinizer, to scrutinize the e-voting process in a fair and transparent manner.

22.	The facility for voting shall be made available at the venue of the Annual General Meeting and the members attending the meeting who have not already cast their vote by remote e-voting shall be able to exercise their right to vote at the Annual General Meeting. The members who have cast their vote by remote e-voting prior to the Annual General Meeting may also attend the Annual General Meeting but shall not be entitled to cast their vote again.

23.	The details of the Directors seeking re-appointment at the Annual General Meeting are provided in Annexure A of this Notice. The Company has received the necessary consents/declarations for the re-appointment under the Companies Act, 2013 and the rules thereunder.
24.	In case of any queries regarding the Annual Report, members may write to corp-secretarial@wipro.com to receive an email response. Members desiring any information relating to the financial statements at the meeting are requested to write to us at least ten (10) days before the meeting to enable us to keep the information ready.

EXPLANATORY STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013

The following statement sets out all material facts relating to the certain ordinary business and the special business mentioned in the accompanying Notice:

Item No. 3

Though not statutorily required, the following is being provided as an additional information to the members.

Pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013 and the Company’s Articles of Association, not less than two-thirds of the total number of Directors of a the Company shall be liable to retire by rotation. One third of these Directors must retire from office at each Annual General Meeting, but each retiring director is eligible for re-election at such meeting.

Independent Directors are not subject to retirement by rotation. Further, Mr. Azim H. Premji is not liable to retire by rotation. Accordingly, Mr. Rishad A Premji and Mr. Abidali Z Neemuchwala are the Executive Directors liable to retire by rotation. In July 2017, Mr. Abidali Z Neemuchwala was subject to retirement by rotation and was re-appointed by the members at the 71st Annual General Meeting. Accordingly, Mr. Rishad A Premji is required to retire by rotation at this Annual General Meeting and being eligible, has offered himself for re-appointment. Mr. Rishad A Premji is the son of Mr. Azim H Premji, Executive Chairman.

Except Mr. Azim H Premji, Executive Chairman, Mr. Rishad A Premji or his relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolutions set out at item No. 3.

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Considering Mr. Rishad A Premji’s skills, expertise and experience, the Board of Directors recommends the resolution at Item No. 3 for approval of the members by way of an Ordinary Resolution.

Brief profile of Mr. Rishad A Premji, Executive Director and Chief Strategy Officer of the Company, is given below.

Rishad Azim Premji, a full-time director since May 2015, is also the Chief Strategy Officer of the Company. He also serves as a member on the Company’s Strategy Committee and Administrative and Shareholders/ Investors Grievance Committee. As the Chief Strategy Officer, he is responsible for shaping the Company’s strategy to drive sustained and profitable growth. In his role, Mr. Premji is also responsible for Investor Relations and all Government relations activities of the Company. Mr. Premji is the Chairman of the National Association of Software and Services Company (NASSCOM) for 2018-19. Mr. Premji is on the Board of Wipro Enterprises (P) Limited, a leading player in FMCG & Infrastructure Engineering and Wipro-GE, a joint venture between Wipro Enterprises (P) Limited and General Electric in the healthcare domain. Separately, he is on the Boards of the Azim Premji Foundation, one of the largest not-for-profit initiatives in India, and Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change. Prior to joining Wipro in 2007, Mr. Premji was with Bain & Company in London, working on assignments across Consumer Products, Automobiles, Telecom and Insurance. He also worked with GE Capital in the United States across businesses in the Insurance and Consumer Lending space and is a graduate of GE’s Financial Management Program. Mr. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Premji is the son of Mr. Azim H Premji, the Chairman of the Board and Managing Director.

Additional Information about Mr. Rishad A Premji is provided in Annexure A enclosed hereto.

Item No. 4

Ms. Ireena Vittal was appointed as an Independent Director of the Company under the provisions of the Companies Act, 2013, vide resolution passed by the members at the Annual General Meeting held on July 23, 2014. As per the said resolution, the term of appointment of Ms. Ireena Vittal expires on September 30, 2018.

In terms of the Corporate Governance Guidelines of the Company and pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee, the Board of Directors of the Company passed a resolution in their meeting held on April 25, 2018 approving re-appointment of Ms. Ireena Vittal as an Independent Director for a second term from October 1, 2018 to September 30, 2023, based on skills, experience, knowledge and outcome of performance evaluation.

Pursuant to the provisions of Section 149 and other applicable provisions of the Companies Act, 2013, an Independent Director shall hold office for a term up to five consecutive years on the Board of a Company, and shall be eligible for re-appointment on passing of a special resolution by the Company and disclosure of such appointment in Board’s report.

The Company has received a declaration from Ms. Ireena Vittal confirming that she meets the criteria of independence under Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Further, the Company has also received Ms. Ireena Vittal’s consent to act as a Director in terms of section 152 of the Companies Act, 2013 and a declaration that she is not disqualified from being appointed as a Director in terms of Section 164 of the Companies Act, 2013.

In the opinion of the Board of Directors, Ms. Ireena Vittal fulfills the conditions specified in the Companies Act, 2013 and the rules made thereunder, for her re-appointment as an Independent Director of the Company and is independent of the Management.

In terms of Section 160 of the Companies Act, 2013, the Company has received a notice in writing from a member along with a deposit of ₹1 lakh proposing the candidature

6	Wipro Limited

of Ms. Ireena Vittal to be re-appointed as an Independent Director as per the provisions of the Companies Act, 2013.

Copy of draft letter of appointment of Ms. Ireena Vittal setting out the terms and conditions of appointment shall be available for inspection by the Members at the registered office of the Company.

Except Ms. Ireena Vittal, being the appointee, or her relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolutions set out at item No. 4.

The Board of Directors recommends the resolution at Item No. 4 for approval of the members by way of a Special Resolution.

Brief profile of Ms. Ireena Vittal, Independent Director of the Company, is given below.

Ireena Vittal became a Director of the Company in October 2013 and also serves as a member of the Company’s Audit, Risk and Compliance Committee, Strategy Committee and Administrative and Shareholders/Investors Grievance Committee. Ms. Vittal is a former partner with McKinsey & Co. Prior to joining McKinsey &

Co., Ms. Vittal worked with Nestle India Limited and with MaxTouch (now Vodafone India Limited). Ms. Vittal serves as a board member of Titan Company Limited, Tata Global Beverages Limited, The Indian Hotels Company Limited, Godrej Consumer Products Limited, Cipla Limited and Compass Plc. Ms. Vittal was on the Board of Zomato Media Private Limited until April 2018. Ms. Vittal is also a member of Audit Committee of all the aforementioned companies and a member of Nomination and Remuneration Committee of Titan Company Limited, Godrej Consumer Products Limited and Cipla Limited. Ms. Vittal has a graduate degree in Electronics from Osmania University and has completed her Master’s in Business Administration from the Indian Institute of Management, Calcutta.

Additional information about Ms. Ireena Vittal is provided in Annexure A enclosed hereto.

By Order of the Board of Directors

For Wipro Limited

Place: Bengaluru	M Sanaulla Khan
Date: June 8, 2018	Company Secretary

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Annexure-A

Details of Directors seeking re-appointment at the Annual General Meeting scheduled to be held on July 19, 2018 [Pursuant to Regulation 36(3) of the SEBI (Listing Obligation and Disclosure Requirements), Regulation, 2015].

Name of the Director	Rishad A Premji	Ireena Vittal

Date of Birth	09.01.1977	02.10.1968

Age	41 years	49 years

Date of Appointment	01.05.2015	01.10.2013

Date of Appointment as Independent Director under the Companies Act, 2013 and SEBI Listing Regulations	N.A.	23.07.2014

Relationship with Directors and Key Managerial Personnel	Son of Mr. Azim H Premji	None

Expertise in specific functional area	Economics, Finance and wide managerial experience	Wide managerial and administrative experience

Qualification(s)	MBA from Harvard Business School and BA in Economics from Wesleyan University.	Graduate Degree in Electronics from Osmania University and Masters in Business Administration from the Indian Institute of Management, Calcutta.

Board Membership of other listed Companies as on March 31, 2018	Nil	1. The Indian Hotels Company Limited 2. Godrej Consumer Products Limited 3. Titan Company Limited 4. Tata Global Beverages Limited 5. Cipla Limited

Chairmanships/Memberships of the Committees of other public limited companies as on March 31, 2018

a. Audit Committee	Nil	1. Godrej Consumer Products Limited 2. Titan Company Limited 3. Cipla Limited 4. Tata Global Beverages Limited 5. Indian Hotels Company Limited

b. Shareholders’ Grievance Committee	Nil	-

c. Board Governance and Nomination Committee	Nil	1. Titan Company Limited 2. Cipla Limited 3. Godrej Consumer Product Limited

d. CSR Committee	Nil	1. Titan Company Limited 2. Indian Hotels Company Limited

e. Other Committee(s)	Nil	1. Indian Hotels Company Limited (Strategy Committee)

Number of shares held in the Company as on March 31, 2018	13,73,332	Nil

Note:

1.	The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013.

2.	The proposal for re-appointment of Independent Director has been approved by the Board pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee considering the skills, experience and knowledge of the Director and positive outcome of performance evaluation.

3.	Information pertaining to remuneration paid to the Directors who are being re-appointed and the number of Board Meetings attended by them during the year 2017-18 are provided in the Corporate Governance Report. The remuneration payable to Mr. Rishad A Premji shall be in accordance with the terms approved by the members at the Annual General Meeting held on July 18, 2016. The remuneration payable to Ms. Ireena Vittal shall be in accordance with the remuneration policy detailed in the Corporate Governance Report forming part of the Annual Report.

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WIPRO LIMITED. Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, Telephone : +91-80-28440011, Fax No.+91-80-28440054, Website : www.wipro.com, Email: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800

ATTENDANCE SLIP

Venue of the meeting	:	Wipro’s campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronics City, Hosur Road, Bengaluru - 561229

Day, Date & Time	:	Thursday, July 19, 2018 at 4:00 pm

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE

Name of Member(s)
Registered Address
Email ID
DP ID*
Client ID*
Folio No.
No. of shares held

*	Applicable for investors holding shares in Electronic form.

I certify that I am the registered shareholder(s)/proxy for the registered shareholder of the Company.

I hereby record my presence at the 72nd Annual General meeting of the Company on Thursday, July 19, 2018 at 4.00 pm at Wipro’s campus, Cafetaria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronics City, Hosur Road, Bengaluru - 561229.

Signature of Member/Proxy

PROCEDURE AND INSTRUCTIONS FOR WEB CHECK-IN/ATTENDANCE REGISTRATION

Web Check-in/Attendance Registration: Members are requested to tender their attendance slip at the registration counters at the venue of the Annual General Meeting (AGM) and seek registration before entering the meeting hall. Alternatively, to facilitate hassle free and quick registration/entry at the venue of the AGM, the Company has provided a Web-Check in facility through Karvy’s website. Web Check-in on Karvy’s website enables the members to register attendance online in advance and generate attendance slip without going through the registration formalities at the registration counters.

Procedure of Web Check-in is as under:

a.	Log on to https://karisma.karvy.com and click on https://agm.karvy.com/webcheckin/WebReg.aspx

b.	Select Wipro Limited.

c.	Pass through the security credentials viz., enter DP ID/Client ID/Folio no. PAN & “CAPTCHA” as directed by the system and click on the “submit” button.

d.	The system will validate the credentials. Then click on the “Generate my attendance slip” button that appears on the screen.

e.	The attendance slip in PDF format will appear on the screen. Select the “PRINT” option for direct printing or download and save for the printing.

f.	The web check-in will be available only during the e-voting period i.e., from 9.00 A.M. IST on July 15, 2018 to 5.00 P.M. IST on July 18, 2018.

g.	Members are requested to carry a valid photo identity proof along with the above attendance slip for verification purposes.

Notes:

1.	Electronic copy of the Annual Report for 2017-18 and Notice of the Annual General Meeting along with Attendance Slip and Proxy Form is being sent to all the members whose email ids are registered with the Company/Depository Participant unless any member has requested for a hard copy of the same. Shareholders receiving electronic copy and attending the Annual General Meeting can print a copy of this Attendance Slip.

2.	Physical copy of the Annual Report for 2017-18 and Notice of the Annual General Meeting along with Attendance Slip and Proxy Form is being sent in the permitted mode(s) to all members whose email ids are not registered with the Company and those who have requested for a hard copy.

WIPRO LIMITED. Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, Telephone : +91-80-28440011, Fax No.+91-80-28440054, Website : www.wipro.com, Email: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800

FORM OF PROXY

Form MGT-11

Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of

the Companies (Management and Administration) Rules, 2014

Venue of the meeting	:	Wipro’s campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronics City, Hosur Road, Bengaluru - 561229

Day, Date & Time	:	Thursday, July 19, 2018 at 4:00 PM

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE

Name of Member(s)
Registered Address
Email ID
DP ID*/Folio No.
Client ID*

*	Applicable for investors holding shares in Electronic form.

I/We                                                                               of                                                                               being the member/members of Wipro Limited hereby appoint the following as my/our Proxy to attend and vote on a poll (for me/us and on my/our behalf at the 72nd Annual General Meeting of the Company, to be held on July 19, 2018 at 4:00 pm and at any adjournment thereof) in respect of such resolutions as are indicated below;

1.	Name	Registered address
	Email id	Signature
or failing him/her

2.	Name	Registered address
	Email id	Signature
or failing him/her

3.	Name	Registered address
	Email id	Signature

** I/We direct my/our Proxy to vote on the Resolutions in the manner as indicated below:

Sl.No.	Resolution	Number of shares held	For	Against
Ordinary Business
1.	Consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2018, together with the Reports of the Directors and Auditors thereon.
2.	To confirm the payment of Interim Dividend of ₹1 per equity share already paid during the year as Final Dividend for the financial year ended March 31, 2018
3.	Re-appointment of Mr. Rishad A Premji (DIN: 02983899), Director, who retires by rotation and being eligible, offers himself for re-appointment.
Special Business
4.	Re-appointment of Ms. Ireena Vittal (DIN: 05195656) as an Independent Director of the Company.

This is optional. Please put a tick mark (✓) in the appropriate column against the resolutions indicated in the box. If a member leaves the “For” or “Against” column blank against any or all the Resolutions, the proxy will be entitled to vote in the manner he/she thinks appropriate. If a member wishes to abstain from voting on a particular resolution, he/she should write “Abstain” across the boxes against the Resolution.

Signature (s) of Member(s)

1.	2.	3.	Affix one Rupee Revenue Stamp

Signed this                      day of                      2018.

Notes:

1.	The Proxy to be effective should be deposited at the Registered office of the company not less than FORTY EIGHT HOURS before the commencement of the Meeting. A Proxy need not be a Member of the Company.

2.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. Seniority shall be determined by the order in which the names stand in the Register of Members.

3.	A member may vote either for or against each resolution.